Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SEC Mail Processing Section
OCT 10 2008
Washington, DC
106

MACQUARIE

8 October 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

08005420

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

SUPPL

PROCESSED
OCT 22 2008
THOMSON REUTERS

10/17

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited	&	Macquarie Group Limited
ABN	46 008 583 542	&	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter H Warne
Date of last notice	29 September 2008 but 28 July re: Macquarie Group Limited fully paid ordinary ("MQG") shares and call options contracts over MQG shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne; and • Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Hastings Warne is a joint beneficiary with Frances Jane Warne. These accounts are operated on a discretionary Basis by a third party on behalf of the beneficiaries, who are not involved in the investment decisions.
Date of change	No change

cag_cosec_syd_prd/86291_1

+ See chapter 19 for defined terms.

No. of securities held prior to change	• 981 MQG shares held by Peter H Warne; • 4,866 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne; and • 8,211 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne.
Class	MQG fully paid ordinary shares.
Number acquired	No change
Number disposed	No change
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	• 981 MQG shares held by Peter H Warne; • 4,866 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne; and • 8,211 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Detail of contract	Two call option contracts over 1,000 MQG fully paid ordinary shares each, expiring on 25 September 2008 and exercisable at $64.00.
Nature of interest	Indirect
Name of registered holder (if issued securities)	Contracts sold by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne.
Date of change	25 September 2008

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Two call option contracts over 1,000 MQG fully paid ordinary shares each, expiring on 25 September 2008 and exercisable at $64.00.
Interest acquired	
Interest disposed	The call option contracts expired unexercised.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil contracts outstanding.

1 October 2008

cag_cosec_syd_prd/86291_1

+ See chapter 19 for defined terms.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

7 October 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 3 October 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.013%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 3 October 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.017%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

END